SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2005

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:
Investor Relations	Jody Burfening
ICOS Vision Systems Corporation NV	Lippert/Heilshorn &
Tel: 32 16 398 220	Associates, Inc
Investor.Relations@icos.be	212-838-3777 (ext. 6608)
jody@lhai.com

ICOS Vision Systems Announces Fourth Quarter

and Fiscal Year 2004 Results

Heverlee, Belgium – February 17, 2005 – ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a leading supplier of inspection solutions for the semiconductor industry, today announced the results for the fourth quarter and year ended December 31, 2004.

Revenues for the three months ended December 31, 2004 were 16.3 million Euro, representing a 34% decrease over the third quarter of 2004 and an 8% increase over the 15.0 million Euro reported in the fourth quarter of 2003. Income from operations for the fourth quarter of 2004 was 3.3 million Euro compared to income from operations of 8.3 million Euro and 3.1 million Euro for the third quarter of 2004 and the fourth quarter of 2003, respectively. Net income for the fourth quarter of 2004 was 3.4 million Euro, or 32 Eurocents per share, compared to a net income of 3.3 million Euro, or 31 Eurocents per share, for the same quarter last year. Fourth quarter results benefited from the release of a valuation allowance for deferred tax assets in our US subsidiary, which contributed 3 Eurocents per share.

Revenues for the year 2004 were 89.3 million Euro, nearly double of the 44.8 million Euro revenues in 2003. Operating profit in 2004 amounted to 27.5 million Euro compared to 5.9 million Euro in 2003; operating margin more than doubled to 30.8% from 13.1% for 2003. Net income for 2004 was 20.5 million Euro, or 1.95 Euro per share, compared to a net income of 5.3 million Euro, or 51 Eurocents per share, in 2003. The company generated 21.2 million Euro in net cash from operating activities during the year ending with 42.2 million Euro in cash and cash equivalents, and increased stockholders’ equity by 35% to 72.9 million Euro.

Beginning with the fourth quarter 2004 results, ICOS is changing its reporting of revenues by product line. Previously the company has reported revenues for three product categories: board level products, system level OEM products and inspection machines. Going forward, the company will combine board level and system level products into one product group named inspection modules and will report a second category, inspection systems. Using this breakdown, inspection modules accounted for 28% of quarterly revenues, with inspection systems comprising the remaining 72%. On a geographic basis, Europe represented 22% of quarterly revenues, Japan 36%, other countries in Asia 29%, and the United States 13%.

“During 2004 ICOS reaped the benefits of prior years investment in new product development while continuing our practice of making strategic investments to further strengthen our competitive position in the future,” said Anton DeProft, ICOS’ president and chief executive officer. “In dollar terms revenues for the year grew to $110.5 million, the highest level ever recorded by the company and exceeding the 2000 peak by 13%. Annual dollar revenue growth of 117% compared to the market for packaging and assembly equipment, which grew approximately 47% according to Gartner Dataquest. While 2004 produced excellent results overall, the first half was characterized by rapid growth followed by an equally rapid back-end equipment market contraction in the second half, as illustrated by the back-end equipment book-to-bill ratio, which dropped sharply to a low of 0.64 in September, before recovering to 0.81 in December.”

Mr. DeProft added, “We also acquired and integrated an assembly plant in China, acquired the wafer inspection activity from Siemens and opened an office in Korea. All of these investments place ICOS in a strong position to benefit from the numerous inspection opportunities that are emerging from the increasing variety and complexity of IC packages and from the higher quality standards required for consumer applications, such as automotive electronic systems. As the market leader in the field of IC package inspection we are committed to enabling semiconductor industry growth, by providing the inspection products that allow the economical production of high quality, complex IC packages.”

Mr. DeProft concluded, “Looking ahead, after a strong start to the current quarter we have seen some softening in demand for our products, but continue to anticipate a steady stream of new investment projects. Therefore, we expect revenues in the first quarter of 2005 to be equal to or slightly below the fourth quarter of 2004.”

ICOS designs and manufactures inspection equipment for the semiconductor packaging industry. It is a world-leading supplier of equipment for the final visual control of chips before they are used in various applications, such as PC’s, cars or portable phones. ICOS’ systems perform two- and three-dimensional (2D and 3D) inspections as part of the final visual quality control step in the manufacturing of chips, wafers, flexible tapes for flat panel displays, sockets, substrates and solar cells. Aside from its complete systems, ICOS also offers inspection modules for integration in other equipment.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore, Korea and Hong Kong.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release, such as market conditions and the Company’s expected financial performance in the first quarter of 2005 and the balance of 2005, and any other statements about ICOS’ plans, objectives, expectations and intentions, are forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, risks related to the evolution of the economical and political situation, risks related to the evolution of the semiconductor and semiconductor equipment markets, risks relating to intellectual property, risks relating to technological change, the introduction of new products by the Company’s competitors, and the inherent uncertainty of law suits alleging patent infringement that have been filed against the Company, as well as risks relating to the Company’s dependence on the cyclical semiconductor and electronic assembly industries, risks relating to the conduct of the business worldwide and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based. Further discussion of risk factors is also available in the Company’s SEC filings.

ICOS Vision Systems Corporation NV can be found on the World Wide Web at www.ICOS.be

-tables to follow-

ICOS Vision Systems Corporation NV

Consolidated Statements of Income (loss) according to US GAAP

(in thousands of EURO, except for share and per share data)

	Three Months Ended December 31		Twelve Months Ended December 31
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(audited)	(audited)
Revenues	16,310	15,045	89,326	44,757
Cost of goods sold	6,357	6,410	35,012	19,402

Gross profit	9,953	8,635	54,314	25,355

Operating expenses:
Research & development	2,461	1,790	8,885	6,506
Selling, general & administrative	4,215	3,765	17,950	12,981
Total operating expenses	6,676	5,555	26,835	19,487

Income from operations	3,277	3,080	27,479	5,868

Other income (expense):
Interest income, net	64	35	151	136
Other income	31	50	155	176
Foreign currency exchange gain (loss)	637	291	408	(212)
Net other income	732	376	714	100

Net income before taxes	4,009	3,456	28,193	5,968

Income taxes	596	170	7,727	641

Net income	3,413	3,286	20,466	5,327

Basic earnings per share	0.32	0.31	1.95	0.51
Weighted average number of shares	10,524,419	10,507,810	10,517,187	10,507,810
Diluted earnings per share	0.32	0.31	1.91	0.50
Diluted weighted average number of shares	10,699,751	10,666,902	10,704,638	10,594,819

ICOS Vision Systems Corporation NV

CONSOLIDATED BALANCE SHEETS ACCORDING TO US GAAP

(in thousands of EURO)

	December 31, 2004	December 31, 2003
	(audited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	42,179	29,530
Trade accounts receivable, net	16,166	13,079
Inventories, net	18,063	10,681
Prepaid expenses and other current assets	2,864	1,983

Total current assets	79,272	55,273

Net property and equipment	10,134	9,196
Intangible assets	5,505	—
Other assets	2,115	5,260

Total assets	97,026	69,729

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	5,466	4,308
Short-term borrowings & current portion long-term debt	681	647
Other current liabilities	12,168	4,905

Total current liabilities	18,315	9,860

Long-term debt, excluding current portion	4,490	5,171
Other long-term liabilities	1,313	646

Total liabilities	24,118	15,677

STOCKHOLDERS’ EQUITY
Common stock	3,237	3,230
Additional paid-in-capital	22,396	22,317
Retained earnings	50,279	29,813
Accumulated other comprehensive income (loss)	(3,004)	(1,308)

Total shareholders’ equity	72,908	54,052

Total liabilities and stockholders’ equity	97,026	69,729

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF CASH FLOWS according to US GAAP

(in thousands of EURO)

	Three months ended December 31		Twelve months ended December 31
	2004	2003	2004	2003
	(unaudited)	(unaudited)	Audited	Audited
Cash flows from operating activities
Net income	3,413	3,286	20,466	5,327
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	569	196	1,356	764
Allowance for doubtful debts	26	(43)	7	(43)
Loss on disposal of property and equipment	9	1	11	63
Deferred tax expense (benefit)	(70)	(501)	3,689	(677)
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	5,038	(4,106)	(3,582)	(6,322)
Decrease (increase) in inventories	(1,140)	(661)	(7,736)	608
Decrease (increase) in prepaid expenses and other current assets	196	67	(812)	471
Decrease (increase) in other assets	(7)	(31)	(471)	59
(Decrease) increase in trade accounts payable	(1,680)	646	910	3,366
(Decrease) increase in other current liabilities	(1,925)	1,667	7,645	1,244
(Decrease) increase in other long-term liabilities	(955)	115	(238)	207

Net cash provided by operating activities	3,474	636	21,245	5,067

Cash flows from investing activities
Additions to property and equipment	(885)	(43)	(1,555)	(326)
Payment for purchase of acquired intangible assets	—	—	(6,129)	—
Acquisitions, net of cash received	—	—	(35)	—

Net cash used in investing activities	(885)	(43)	(7,719)	(326)

Cash flows from financing activities
Repayment of borrowings	(215)	(207)	(647)	(615)
Proceeds from shares issued in connection with the exercise of stock options	14	—	86	—
Capital lease payments	—	(1)	—	(5)

Net cash used in financing activities	(201)	(208)	(561)	(620)

Increase in cash and cash equivalents	2,388	385	12,965	4,121
Impact of exchange rate movements on cash	(322)	(251)	(316)	(471)
Cash and cash equivalents at beginning of period	40,113	29,396	29,530	25,880

Cash and cash equivalents at end of period	42,179	29,530	42,179	29,530

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: February 17, 2005	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President